Filed by Village Bank and Trust Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Village Bank and Trust Financial Corp. and River City Bank

The following is a letter that was mailed to shareholders of Village Bank and Trust Financial Corp. and River City Bank on September 16, 2008.

To Our Shareholders:

In connection with obtaining Federal Deposit Insurance Corporation approval of the proposed merger of River City Bank with and into Village Bank, a wholly-owned subsidiary of Village Bank and Trust Financial Corp., Village Bank and Trust Financial Corp. has initiated certain measures to ensure that Village Bank will be “well-capitalized” by federal banking standards at consummation of the proposed merger.

On September 15, 2008, Village Bank and Trust Financial Corp. entered into an agreement with John Sheldon Clark that provides that if the proposed merger is completed on or before December 31, 2008, upon the closing of the merger Mr. Clark will purchase 106,250 shares of Village Bank and Trust Financial Corp. common stock, par value $4.00 per share, for a purchase price of $8.00 per share in cash. Mr. Clark currently holds 248,419, or 9.47%, of the issued and outstanding shares of Village Bank and Trust Financial Corp. common stock and 38,194, or 2.12%, of the issued and outstanding shares of River City Bank common stock. After giving effect to the merger and the share purchase, Mr. Clark would hold approximately 9.11% of the issued and outstanding shares of Village Bank and Trust Financial Corp. common stock (assuming that in the merger Mr. Clark exchanges 80% of his River City Bank common stock for Village Bank and Trust Financial Corp. common stock and 20% of his River City Bank common stock for cash).

Additionally, Village Bank and Trust Financial Corp. has been approved for a loan from a Virginia-based community bank whereby Village Bank and Trust Financial Corp. may borrow up to $2,250,000 prior to September 30, 2008 at Prime plus 1.00%. Those funds will be utilized in large part to augment the capital base of Village Bank such that it will be well-capitalized as described above.

The Board of Directors of River City Bank has consented to each of the actions described above.

On September 16, 2008, Village Bank and Trust Financial Corp. and River City Bank agreed to extend the deadline for holders of River City Bank common stock who wish to elect the type of merger consideration they prefer to receive pursuant to the proposed merger from 5:00 p.m., Eastern Time, on September 25, 2008 to 5:00 p.m., Eastern Time, on September 30, 2008. In order to make a valid election, a River City Bank shareholder must deliver the Election Form and Letter of Transmittal (previously mailed to the River City Bank shareholders) along with his or her River City Bank stock certificate(s) or a Notice of Guaranteed Delivery to Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey, 07016, no later than 5:00 p.m., Eastern Time, on September 30, 2008.

Village Bank and Trust Financial Corp. and River City Bank will each hold a shareholder meeting on September 30, 2008 in order for their respective shareholders to vote on, among other things, the proposed merger. If you have not already done so, please complete, date, sign and return the proxy card that was enclosed with the joint proxy statement/prospectus previously mailed to you as promptly as possible whether or not you plan on attending your respective shareholder meeting in person. Even if you have given your proxy, you may still vote in person at your respective shareholder meeting if you choose to attend. You can change your vote at any time before your proxy is voted at the shareholder meeting. You can do this in one of three ways:

•	First, you can send a written notice stating that you would like to revoke your proxy;

•	Second, you can request, complete and submit a new proxy card; or

•	Third, you can attend the shareholder meeting and vote in person. Simply attending the shareholder meeting, however, will not revoke your proxy.

If you choose either of the first or second methods, you must submit your notice of revocation or your new proxy card prior to the shareholder meeting. If you are a River City Bank shareholder, your submissions must be delivered to William D. Stegeman, River City Bank, 6127 Mechanicsville Turnpike, Mechanicsville, Virginia 23111. If you are a Village Bank and Trust Financial Corp. shareholder, your submissions must be delivered to Thomas W. Winfree, Village Bank and Trust Financial Corp., 15521 Midlothian Turnpike, Suite 200, Midlothian, VA 23114.

Except as updated by this letter, you should continue to refer to the joint proxy statement/prospectus, dated August 12, 2008, previously sent to you for information regarding the merger and the other matters to be considered at the Village Bank and Trust Financial Corp. and River City Bank shareholder meetings.

We encourage you to vote on this very important matter, and the Board of Directors of each of Village Bank and Trust Financial Corp. and River City Bank have recommended that the respective shareholders of Village Bank and Trust Financial Corp. and River City Bank vote “FOR” the proposed merger.

Village Bank and Trust Financial Corp.,	River City Bank

Thomas W. Winfree	William D. Stegeman
President and Chief Executive Officer	President and Chief Executive Officer
September 16, 2008	September 16, 2008

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Village Bank and Trust Financial Corp. has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement/prospectus and other relevant materials, in connection with the merger. Village Bank and Trust Financial Corp. has also filed with the SEC the joint proxy statement/prospectus, which has been sent to the shareholders of Village Bank and Trust Financial Corp. and River City Bank.

The joint proxy statement/prospectus and any other documents filed by Village Bank and Trust Financial Corp. may be obtained free of charge at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Village Bank and Trust Financial Corp. by contacting Thomas W. Winfree, Village Bank and Trust Financial Corp., 15521 Midlothian Turnpike, Suite 200, Midlothian, VA 23114, telephone 804-897-3900 or from Village Bank and Trust Financial Corp.’s web site at www.villagebank.com. Free copies of the joint proxy statement/prospectus relating to the proposed merger also may be obtained by contacting William D. Stegeman, River City Bank, 6127 Mechanicsville Turnpike, Mechanicsville, VA 23111, telephone 804-569-0422. Investors and security holders are urged to read the joint proxy statement/prospectus before making any voting or investment decision with respect to the merger. The information on Village Bank and Trust Financial Corp.’s website is not, and shall not be deemed to be, a part of this notice or incorporated in filings either Village Bank and Trust Financial Corp. or River City Bank makes with the SEC.